UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

6501 Park of Commerce Blvd, Suite 200
Boca Raton, FL 33487

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Securities Purchase Agreement

On August 20, 2026, Powell Max Limited, a BVI business company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”), with certain “accredited investors” (as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the ‘Securities Act”)) (each, a “Purchaser” and collectively, the “Purchasers”). Pursuant to the Purchase Agreement, the Company may offer and sell, on a best-efforts basis, Class C ordinary shares, par value US$0.008 per share (the “Class C Ordinary Shares”), at a purchase price of $1.00 per share (the “Per Share Purchase Price”), for aggregate gross proceeds of up to approximately $4,000,000 (the “Private Placement”). Additional Purchasers may join the Purchase Agreement on the same form at subsequent closings.

Class C Ordinary Shares are convertible into Class A ordinary shares of the Company, par value US$0.008 per share (the “Class A Ordinary Shares”), at a conversion price equal to the Floor Price (as defined in the Company’s Memorandum and Articles of Association, as amended. A Purchaser may not convert Class C Ordinary Shares to the extent that, after conversion, the Purchaser (together with its affiliates) would beneficially own more than 4.99% of the outstanding Class A Ordinary Shares.
The parties made customary representations and warranties under the Purchase Agreement and agreed to customary closing conditions

Placement Agent Agreement

In connection with the Private Placement, the Company entered into a Placement Agent Agreement (the “Placement Agent Agreement”), dated as of August 20, 2026, with Spartan Capital Securities, LLC (“Spartan”), under which Spartan agreed to act as the Company’s exclusive placement agent for the Private Placement. Pursuant to the Placement Agent Agreement, the Company (i) agreed to pay Spartan a cash placement fee equal to 10% of the gross proceeds received at each closing, which is deducted from the escrowed funds by the Escrow Agent (as defined below) and (ii) issue to Spartan warrants (the “Placement Agent Warrants”) to purchase a number of Class A Ordinary Shares equal to 10% of the Class C Ordinary Shares sold at each closing. The Placement Agent Warrants have a five-year term and an exercise price of $1.50 per share, and include cashless exercise, customary anti-dilution protection and piggyback registration rights. The Company further agreed to reimburse Spartan for expenses of up to $10,000 and pay Spartan the same cash fee (10%) and Placement Agent Warrant compensation (10%) for any financing during the three-year period after the offering period with investors that Spartan first identified to the Company.

The offering period ends on the earlier of the sale of $4,000,000 of Class C Ordinary Shares or December 31, 2026, unless extended.

As disclosed in the Purchase Agreement, Spartan will receive $331,000 under a previously disclosed agreement with the Company once the Company has raised at least $1,000,000 through a capital raise introduced by Spartan. In addition, persons associated with Spartan hold Class C Ordinary Shares and warrants of the Company.

A.	First Closing

Under Purchase Agreement, on August 24, 2026, the Company completed the first closing of the Private Placement (the “First Closing”). At the First Closing, the Company sold an aggregate of 1,700,000 Class C Ordinary Shares to two Purchasers (1,500,000 shares and 200,000 shares, respectively) at the Per Share Purchase Price, for aggregate gross proceeds of $1,700,000.00. The Class C Ordinary Shares were issued on August 25, 2026. Spartan received a cash placement fee of $170,000.00 (10% of gross proceeds), and the Company issued to Spartan Placement Agent Warrants to purchase 170,000 Class A Ordinary Shares. Net proceeds to the Company were approximately $1,191,500.00 after the placement fee, the Escrow Agent fee and other offering expenses.

B.	Second Closing

On September 30, 2026, using the same forms of Purchase Agreement and Placement Agent Agreement, the Company completed a second closing of the Private Placement (the “Second Closing”) under a Release Notice dated September 30, 2026. At the Second Closing, the Company sold an aggregate of 721,000 Class C Ordinary Shares to [sixteen (16)] Purchasers at the Per Share Purchase Price, for aggregate gross proceeds of $721,000.00. Of that amount, $72,100.00 (10%) was paid to Spartan as the cash placement fee, and $648,900.00 was released to the Company.

As of the date of this Report, the Company has sold an aggregate of 2,421,000 Class C Ordinary Shares in the Private Placement, for aggregate gross proceeds of $2,421,000.00. Placement Agent Warrants for an aggregate of 242,100 Class A Ordinary Shares are issuable for the First Closing and the Second Closing. The Company intends to use the net proceeds of the Private Placement for general corporate purposes and working capital

The foregoing descriptions of the Purchase Agreement and the Placement Agent Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the form of Placement Agent Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Report and are incorporated herein by reference. The representations, warranties and covenants in those agreements were made solely for the benefit of the parties to them and as of specific dates, may be subject to limitations agreed by the parties, and should not be relied upon by investors as statements of fact about the Company.

Consulting and M&A Agreement with Spartan

The Company entered into a Consulting and M&A Agreement, dated as of September 30, 2026 (the “Consulting Agreement”), with Spartan, a broker-dealer registered with the Financial Industry Regulatory Authority, as consultant. The Consulting Agreement is a standalone agreement relating solely to merger and acquisition advisory and consulting services. It is separate from, and is not connected to or contingent upon, any capital raise, offering or placement, including the Private Placement, and it is not associated with any capital raise. Compensation under the Consulting Agreement is separate from, and does not offset, any fees owed to Spartan under prior agreements, including the Placement Agent Agreement. The Consulting Agreement has a term of 12 months. The Company may terminate it (a) by written notice delivered during the 30-day period after the first full six months of the term, or (b) immediately upon a material breach by Spartan that remains uncured 15 business days after notice.

Pursuant to the Consulting Agreement, the Company agreed to pay Spartan (i) a one-time cash fee of $500,000.00 (the “Cash Fee”), payable upon execution under a payment schedule to be mutually agreed in writing, and (ii) Class C Ordinary Shares with an aggregate value of $700,000.00, based on the closing price on the date of issuance (the “Equity Fee”). The Equity Fee is due upon the earlier of (x) the closing of the private placement offering with Spartan or (y) the closing of the merger transaction with Blackrod (doing business as Remington Firearms) described in the Company’s Report on Form 6-K furnished on September 28, 2026. Issuance of the Equity Fee is subject to applicable securities laws, Nasdaq rules and any required board or shareholder approvals. The Class C Ordinary Shares issued as the Equity Fee will have the same principal rights as those issued to the Purchasers in the Private Placement, and will be non-refundable and fully earned upon issuance. The Company will also reimburse Spartan for reasonable, pre-approved out-of-pocket expenses.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement, which is filed as Exhibit 10.3 to this Report and is incorporated herein by reference.

The Class C Ordinary Shares sold in the Private Placement and the Placement Agent Warrants (and the Class A Ordinary Shares issuable upon conversion or exercise of those securities) were offered and sold in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D under the Securities Act. Each Purchaser represented that it is an “accredited investor” as defined in Rule 501(a) of Regulation D and is acquiring the securities for investment. The Company did not use any form of general solicitation or general advertising. The securities are “restricted securities,” have not been registered under the Securities Act or any state securities laws, may not be offered or sold in the United States without registration or an applicable exemption, and bear a restrictive legend. As of the date of this Report, the Company has only filed a notice of sale on Form D with the SEC relating to the First Closing.

The Class C Ordinary Shares issuable as the Equity Fee, if issued, are intended to be issued in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act. The Advisory Shares were issued in reliance on Section 4(a)(2) of the Securities Act.

This Report does not constitute an offer to sell or a solicitation of an offer to buy any securities, and there will be no sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Form of Securities Purchase Agreement, dated as of August 20, 2026, between the Company and the Purchasers
10.2*	Form of Placement Agent Agreement, dated as of August 20, 2026, between the Company and Spartan Capital Securities, LLC
10.3*	Consulting and M&A Agreement, dated as of September 29, 2026, between the Company and Spartan Capital Securities, LLC.

*	Certain schedules and exhibits have been omitted under Item 601(a)(5) of Regulation S-K, and certain information has been [redacted] under Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit, and any unredacted information, to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer

Date: October 2, 2026

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